UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
First Amendment

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ALLIANCE BIOENERGY PLUS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

01890B106
(CUSIP Number)

Daniel de Liege
400 North Congress Avenue
West Palm Bach, FL 33401
(888) 607-3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2015
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 01890B106       13D

1.	NAMES OF REPORTING PERSONS
Daniel de Liege
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO (see Item 3, below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	4,513,380
		8.	SHARED VOTING POWER	6,021,420
		9.	SOLE DISPOSITIVE POWER	4,513,380
		10.	SHARED DISPOSITIVE POWER	6,021,420

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,534,800
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.114%
14.	TYPE OF REPORTING PERSON
IN

EXPLANATORY NOTE

The purpose of this Schedule 13D filing is to disclose ownership of Alliance BioEnergy Plus, Inc. (the “Company”) Common Stock par value $0.001 (the “Stock”). On April 2, 2012, the reporting person acquired 5,000,000 shares of founders stock of the Company for a total consideration of $5,000. Thereafter, the reporting person divested 491,600 of said shares and as of the date of this report owns 4,508,400 shares of Stock. On December 26, 2013, AMG Energy Solutions, Inc. (“AMG”), a company of which the reporting person is a beneficial owner, entered into a transaction with the Company whereby the Company issued 6,021,420 shares of Stock to AMG in exchange for the Company acquiring an interest in AMG. During the period from May 26, 2015 to August 11, 2015, the reporting person acquired 15,980 shares and sold 11,000 shares for a net increase in his shares of 4,980.

This Schedule 13D is being filed by Daniel de Liege to disclose its ownership of approximately 27.114% of the Company’s outstanding Stock.

Item 1. Security and Issuer.

The name of the issuer is Alliance BioEnergy Plus, Inc., a Nevada corporation which has its principal offices at 400 North Congress Ave. Suite 130, West Palm Beach, FL 33401 (the “Company”). This statement relates to the Company’s Common Stock par value $0.001.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Daniel de Liege, 400 North Congress Ave. Suite 130, West Palm Beach, FL 33401 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

4,508,400 of the shares of Stock were acquired for a cash payment of $5,000 and 6,021,420 of the shares were acquired by AMG Energy Solutions, Inc. (“AMG”), a company of which the reporting person is a beneficial owner, which entered into a transaction with the Company whereby the Company issued 6,021,420 shares of Stock to AMG in exchange for the Company acquiring an interest in AMG. See Explanatory Note, above.

Item 4. Purpose of Transaction.

The Reporting Person acquired an additional 15,980 shares and disposed of 11,000 shares for a net increase during the period from May 26, 2015 to August 11, 2015 of 4,980 shares.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 10,534,800 shares of Company Stock. The Reporting Person believes the number of shares of the Company’s outstanding common stock to be 38,853,382 as of August 5, 2015. Said amount includes all shares issuable to the Reporting Person on account of Warrants held by the Reporting Person exercisable within sixty (60) days of the date of this report. Other than as described therein, the Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of 4,513,380 shares of the Stock and joint power to vote 6,021,420 shares of the Stock.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	Except as reported herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2015

/s/ Daniel de Liege
Daniel de Liege